# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2006

_____

## IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

| **INDIANA** | **0-6835** | **35-1286807** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

## 500 Washington Street

## Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

**ITEM 1.01.  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.**

On January 24, 2006, Irwin Mortgage Corporation, an indirect subsidiary of Irwin Financial Corporation (the "Corporation"), entered into an agreement with Robert H. Griffith, President, Chief Executive Officer and a Director of Irwin Mortgage and an executive officer of the Corporation.  The agreement is a result of the Corporation's decision to consider strategic alternatives for its conventional first mortgage business, of which Mr. Griffith is the head.  The agreement with Mr. Griffith and related packages offered to other Irwin Mortgage senior managers are part of a broad retention program for all affected employees.  The Corporation believes the amounts represented in the agreements are consistent with market practice for similar positions under such circumstances.  The Corporation's decision with respect to this business is described further in Item 8.01 below.

Mr. Griffith's agreement substantially provides that he will use his best efforts in any transaction involving Irwin Mortgage in connection with strategic alternatives that the Corporation is considering, including a possible sale; that he will furnish a standard release of claims against Irwin Mortgage and related Irwin companies and, as a further condition to receipt of the benefits described below, that he execute a release of claims that may have arisen between the date of his agreement with Irwin Mortgage and the date of his departure; that the date of his departure from Irwin Mortgage, as specified by Irwin Mortgage, will be the earlier of the date his job duties with Irwin Mortgage end or September 30, 2006; and that he will provide, for a period of 90 days after his separation from Irwin Mortgage, timely and satisfactory assistance within a mutually agreed upon time frame regarding the transition of business matters within his areas of responsibility.  Mr. Griffith has also agreed to certain restrictions against soliciting employees of the Corporation and its affiliates.

In consideration for the above, but subject to the conditions that his employment with Irwin Mortgage is not terminated for cause prior to the separation date and that he does not resign from Irwin Mortgage prior to that date, Mr. Griffith will receive:  a payment of approximately $944,000, which is equal to two years of his current annual salary and two times his 2005 target bonus under the Irwin Mortgage Corporation Short Term Incentive Plan and the target opportunity designated for 2005 in that plan.  These amounts are payable in equal installments on regular payroll dates over the period that is the shorter of (1) six months following the date of his separation from Irwin Mortgage, or (2) the period between the separation date and March 14, 2007.

In addition, the separation package confirms Mr. Griffith's right to receive amounts that were previously earned under certain benefit plans and that would otherwise have been payable in the absence of this agreement, including:  a payment of approximately $209,000 pursuant to the Irwin Mortgage Corporation Long Term Incentive Compensation Plan, representing the 25% portion of awards for the 2003-2005 plan cycle previously earned and scheduled to vest in January 2007; a payment in connection with Mr. Griffith's participation in the Irwin Mortgage Corporation Deferred Benefit Equalization Plan equal to the accrued balance, as of December

31, 2005, of approximately $163,000, plus interest from that date through the separation date; and a payment in respect of past deferred incentive compensation in an aggregate amount, as of December 31, 2005, of approximately $169,000, plus interest on the balance from that date to the separation date.

In addition, if Mr. Griffith timely applies and is eligible for COBRA, he will be reimbursed for COBRA premium payments he makes to maintain medical benefits for a period of two years after the separation date (the first 18 months of which will be under Irwin Mortgage's plan, and the last 6 months of which will be under any substantially equivalent individual benefit plan that he obtains). Continued coverage under COBRA is contingent on his not obtaining other employment with another employer that provides such coverage. Mr. Griffith will also be provided with outplacement assistance for a period of no more than 12 months in a program that Irwin Mortgage shall select in its sole discretion.

Irwin Mortgage will not be obligated to provide the severance described above (other than those components representing accrued or deferred benefits to which Mr. Griffith would otherwise be entitled in the absence of this agreement) if Mr. Griffith accepts employment in a comparable position with another Irwin company or with an acquirer, in each case within 90 days after a closing date or other separation date if a transaction is not involved. The presence or absence of this agreement with Mr. Griffith does not affect his rights under existing stock and benefit plans, subject to restrictions of Section 409A of the Internal Revenue Code and applicable regulations, and any amendments to those plans adopted to comply with Section 409A.

**ITEM 8.01. OTHER EVENTS.**

On January 25, 2006, Irwin Financial Corporation (the "Corporation") announced that it is considering strategic alternatives for its conventional first mortgage business, including the potential sale of Irwin Mortgage Corporation, an indirect subsidiary of the Corporation engaged primarily in originating, servicing and selling conventional first mortgage loans. The Corporation reached its decision in response to changes in the conforming first mortgage environment that have made Irwin Mortgage less of a fit with the Corporation's overall strategy, as described further in the press release filed with this report as Exhibit 99.1.

**ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.**

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release of Irwin Financial Corporation issued January 25, 2006 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IRWIN FINANCIAL CORPORATION**
(Registrant)


Date: January 25, 2006        By:    /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
*Senior Vice President and Chief*
*Financial Officer*


## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release dated January 25, 2006 |

**News Release: IMMEDIATE RELEASE**


For further information, contact:

| | |
|---|---|
| Susan Matthews, Media | 317.590.3202 |
| Suzie Singer, Corporate Communications | 812.376.1917 |
| Greg Ehlinger, Chief Financial Officer | 812.379.7603 |
| Conference call, 1:00 P.M., EST January 25, 2006 | 866.868.1109 |
| Confirmation #13691702 | |
| Replay available at http://www.irwinfinancial.com/ir-set.html | |


## IRWIN FINANCIAL CORPORATION ANNOUNCES CONSIDERATION OF STRATEGIC ALTERNATIVES FOR CONVENTIONAL FIRST MORTGAGE OPERATIONS AND PROVIDES UPDATED EARNINGS GUIDANCE

(Columbus, IN, January 25, 2006) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on small business and mortgage banking today announced that it is considering strategic alternatives for the conventional first mortgage business, including the potential sale of Irwin Mortgage. The Corporation has engaged JPMorgan as its financial advisor in this process.

"Irwin Financial Corporation has grown rapidly over the past twenty years and continues to see significant growth opportunities. In particular, our two commercial lines of business are growing very well, earning attractive, stable and predictable rates of return. We expect that their results in 2005 will show record net income for each of these two segments," said Will Miller, Chairman of Irwin Financial.

"However, over the past five years we have seen significant changes in the market for conventional first mortgages," Miller continued. "The customer experience has changed through technological advances, borrower sophistication and the apparent willingness of large lenders to price using aggressive assumptions about the value of cross selling opportunities. In addition, while we have enjoyed nearly 25 years of a long-term decline in interest rates, that is unlikely to repeat in the foreseeable horizon. Finally, our conventional mortgage operations, particularly our servicing activities have grown to a size where we believe they can be managed and grown more effectively within another organization. These factors have led us to make the strategic decision that the conventional first mortgage banking business is no longer a good fit with IFC.

"The commercial segments of our business (Irwin Union Bank and Irwin Commercial Finance) are strong performers and on the consumer side, Irwin Home Equity has developed strengths in

mortgage credit evaluation, administration, and servicing that will permit us to serve niches within the mortgage market that have more consistent margins and less volatility.  Our Corporation has successfully created start-ups, grown acquisitions, and exited lines of business before when they were no longer a good strategic fit.  We have had a very good run with our colleagues at Irwin Mortgage, but need to make changes in our strategies in reaction to changes in the environment.  This is a strategic change to help the Corporation to continue to enjoy creditworthy, profitable growth in the long-term," Miller concluded.

Due to reduced operating margins in both its mortgage banking segments and servicing right impairment in its first mortgage segment, the Corporation expects net income for the fourth quarter of 2005 to be substantially less than its earlier guidance that quarterly income would be approximately equal to the $0.48 per share earned in the fourth quarter of 2004.  The two mortgage segments are each expected to have a small net loss for the quarter.  Notwithstanding disappointing results for its mortgage segments, management believes the Corporation's commercial banking and finance segments will have combined to report record quarterly net income for the fourth quarter of 2005 as a result of good credit quality and net interest income in the commercial portfolios.

These are estimates, made prior to final compilation of financial results.  The Corporation plans to report fourth quarter 2005 results shortly.


### *About Irwin Financial*

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871.  The Corporation, through its principal lines of business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

### *About Forward-Looking Statements*

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions.  These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities.  These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance.  Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, net interest and margins, and the relative performance of our lines of business;

- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing and residual portfolios and incentive servicing fees;
- statements about strategic changes in connection with our conventional first mortgage business; and
- any other statements that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our residual, servicing and derivatives portfolios, including assumptions we embed in the valuation and short-term swings in the valuation of such portfolios due to quarter-end movements in secondary market interest rates which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan and lease assets, including deterioration resulting from the effects of recent natural disasters; unanticipated deterioration in or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; challenges we may experience as a result of strategic actions taken in connection with our mortgage banking business; difficulties in expanding our other businesses and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; additional input and consultations on the incentive servicing fee accounting issue and details of the implementation of the new accounting method; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

The Corporation will host a conference call to discuss today's announcement on January 25, 2006, at 1:00 p.m. EST. Greg Ehlinger, Senior Vice President and CFO, and Will Miller, CEO, of Irwin Financial Corporation, will be the speakers on the call. The toll-free number for the call is (866) 868.1109; please tell the operator you would like to join the Irwin Financial call, confirmation #13691702. A replay of the call will be available on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

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